

Mail Stop 4628

August 28, 2017

Via E-Mail
Cedric W. Burgher
Chief Financial Officer
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, Texas 77046

> **Re:** **Occidental Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-09210**

Dear Mr. Burgher:

We have reviewed your June 30, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Business Review, page 15

Proved Undeveloped Reserves, page 18

1. We note from your response to prior comment 2 that, to ensure compliance with Rule 4-10(a)(31) of Regulation S-X, you remove proved undeveloped reserves ("PUDs") which remain undeveloped after five years from initial disclosure. Tell us the steps routinely taken to review your development plan annually and to evaluate interim and annual changes in the development schedule to determine whether your PUDs continue to meet

the requirements for disclosure. For additional guidance, refer to Question 131.04 in our Compliance and Disclosure Interpretations.

Critical Accounting Policies and Estimates, page 32

Oil and Gas Properties, page 33

2.   The revised disclosure provided in response to prior comment 4 states that observable forward strip prices for oil and natural gas are used as your basis for estimating future product prices in impairment testing. Further revise this disclosure to describe how you estimate future prices for production expected to occur beyond the period covered by forward strip prices.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources